DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

Jason C. Harmon jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170
March 30, 2011
via Facsimile (703.813.6963)
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:       Pamela Howell
Re:	NovaMed, Inc. Schedule 14A Filed February 3, 2011 File No. 000-26625
Ladies and Gentlemen:
     This letter is provided on behalf of our client, NovaMed, Inc. (“NovaMed” or the “Company”) in response to the comments provided orally by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on March 28, 2011 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The responses to the Staff’s comments are set forth below. For your convenience, your comments have been reproduced in bold below, together with NovaMed’s responses.
Mezzanine Commitment Letter
1.	Provide a copy of the term sheet referenced in the mezzanine commitment letter.

Response:

A copy of the term sheet referenced in the mezzanine commitment letter has been supplementally provided to the Staff. As noted in our telephone conversation, many of the terms included in the term sheet were revised by the mezzanine commitment letter previously provided to the Staff.

U.S. Securities and Exchange Commission
March 30, 2011

2.	Confirm that the $20 million investment referenced in Section 16 of the mezzanine commitment letter is the same as the $20 million provided in the equity commitment letter.

Response:

NovaMed confirms that the Staff’s understanding is correct.
3.	With respect to the condition identified in Section 12 of the mezzanine commitment letter, please provide your analysis as to why you believe financial statement information for Parent is not required, as it appears that the financing may not be assured.

Response:

NovaMed has been informed by Parent that, based on the most recent financial statements of NovaMed and Parent, as of December 31, 2010, the EBITDA condition identified in Section 12 of the mezzanine commitment letter has been satisfied.
     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely, /s/ Jason C. Harmon Jason C. Harmon